UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 23, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

Contract awarded by US Army Corp of Engineers

Amec Foster Wheeler announces today that it has been awarded a US$183m contract by The Europe District of the U.S. Army Corps of Engineers (USACE) to support the Aegis Ashore Missile Defense System.

The project will involve the construction of mission critical facilities, including launcher foundations, apron and crane pads, power plant facilities, warehouses and affiliated site structures, for the Aegis Ashore Missile Defense System site on the Redzikowo Base in Poland. It will support the overall critical NATO mission for Eastern Europe missile defense strategy.

Contacts:

Amec Foster Wheeler plc	Julian Walker (media) Rupert Green (investors)	+ 44 (0)20 7429 7500

Notes to editors:

1. Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

With pro-forma 2014 annualised scope revenues of £5.5 billion and over 40,000 people in more than 55 countries, the company operates across the whole of the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Amec Foster Wheeler provides a range of multidisciplinary engineering, environmental and project management services to government clients, including defence organisations, central government agencies and local government bodies.

2. The Europe District of the U.S. Army Corps of Engineers (http://www.nau.usace.army.mil/) has been helping its customers solve their toughest engineering challenges in over 50 countries for over 50 years. Headquartered in Wiesbaden, Germany, the district provides premier engineering, construction, stability operations, and environmental management products and services to the Army, Air Force and other U.S. government agencies and foreign governments throughout the U.S. European Command and U.S. Africa Command areas of responsibility.

The construction of the Aegis Ashore system is part of the European Phased Adaptive Approach Phase III, which aims to boost land-based missile defense capabilities for NATO allies against long-range ballistic attacks. The EPAA program is divided into four phases. Phase I began in 2011, and focused on short and medium-ranged ballistic missile threats. Phase II began in 2015, and saw the development of a missile defense interceptor site in Romania. Under Phase III, an Aegis Ashore is scheduled to be installed in Poland to support the defense of northern Europe.

Forward-Looking Statements
This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing, results and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 February 2016
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary